                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                            (Amendment No. 5)/*//
                                              --

                   Under the Securities Exchange Act of 1934


                             Optek Technology, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                     683815
                                 (CUSIP Number)

                              Hayden D. McMillian
                               F.S. Warrant, L.P.
                              120 Tredegar Street
                           Richmond, Virginia  23219
                                 (804) 775-3776
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 12, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                              (Page 1 of 13 Pages)

   CUSIP NO. 683815                                       Page 2 of 13 Pages

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     F.S. Warrant, L.P.
     36-4245647

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) __
                                                               (b) __
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.  SOLE VOTING POWER
          -0-

     8.  SHARED VOTING POWER
          -0-

     9.  SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     N/A

14.  TYPE OF REPORTING PERSON*
     PN

________________
* See Instructions before filling out.

   CUSIP NO. 68315                                        Page 3 of 13 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     First Source Equity Holdings, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) __
                                                               (b) __
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.  SOLE VOTING POWER
          -0-

     8.  SHARED VOTING POWER
          -0-

     9.  SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     N/A

14.  TYPE OF REPORTING PERSON*
     CO

________________
*  See Instructions before filling out.

   CUSIP NO. 683815                                       Page 4 of 13 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dominion Capital, Inc.
     54-3480682

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) __
                                                               (b) __

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.  SOLE VOTING POWER
          -0-

     8.  SHARED VOTING POWER
          -0-

     9.  SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ___

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     N/A

14.  TYPE OF REPORTING PERSON*
     CO


_____________________
*  See Instructions before filling out.

   CUSIP NO. 683815                                        Page 5 of 13 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dominion Resources, Inc.
     54-1229715

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) ___
                                                              (b) ___

3    SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7.   SOLE VOTING POWER
          -0-

     8.   SHARED VOTING POWER
          -0-

     9.   SOLE DISPOSITIVE POWER
          -0-

     10.  SHARED DISPOSITIVE POWER
          -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     N/A

14.  TYPE OF REPORTING PERSON*
     HC


___________________
 *  See Instructions before filling out.

CUSIP NO. 683815                                              Page 6 of 13 Pages


     The Statement on Schedule 13D, dated July 14, 1988, as amended January 31, 1991, April 14, 1995, May 6, 1998 and October 26, 1998 (the "Statement"), with respect to the shares of common stock, par value $.01 (the "Shares"), of Optek Technology, Inc., a Delaware corporation (the "Issuer") is hereby amended by the following parties: (1) F.S. Warrant, L.P. ("FS Warrant"), a Delaware limited partnership, (2) First Source Equity Holdings, Inc. ("Equity Holdings"), a Virginia corporation which is (a) the one percent general Partner of FS Warrant and (b) wholly owned by Dominion, (3) Dominion Capital, Inc. ("Dominion"), a Virginia corporation and wholly owned subsidiary of Dominion Resources, Inc. ("Dominion Resources"), a Virginia corporation, and (4) Dominion Resources. A copy of the agreement among FS Warrant, Equity Holdings, Dominion and Dominion Resources as required by Rule 13d-1(k)(1)(iii) is attached hereto as Exhibit 16. Unless otherwise indicated, capitalized terms used below but not defined herein shall have the meanings assigned to such terms in the Statement.

Item 1.   Security and Issuer

          Item 1 of the Statement is not amended.

Item 2.   Identity and Background

          Item 2 of the Statement is hereby amended as follows.

               (1) FS Warrant.

               FS Warrant's principal business is the holding of securities for investment. The address of FS Warrant's principal business and the address of its principal office are 120 Tredegar Street, Richmond, Virginia 23219.

               The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of FS Warrant are set forth in Appendix A.

               During the last five years, neither FS Warrant nor, to the best of its knowledge, any of the persons listed in Appendix A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               To the best knowledge of FS Warrant, each of the persons listed in Appendix A is a citizen of the United States of America.

               (2) Equity Holdings.

               Equity Holdings' principal business is acting as the general partner of FS Warrant. The address of Equity Holdings' principal business and the address of its principal office are 120 Tredegar Street, Richmond, Virginia 23219.

               The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Equity Holdings are set forth in Appendix A.

CUSIP NO. 683815                                              Page 7 of 13 Pages


               During the last five years, neither Equity Holdings nor, to the best of its knowledge, any of the persons listed in Appendix A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               To the best knowledge of Equity Holdings, each of the persons listed in Appendix A is a citizen of the United States of America.

               (3) Dominion.

               Dominion is primarily engaged in financial and real estate investment activities. The address of Dominion's principal business and the address of its principal office are 120 Tredegar Street, Richmond, Virginia 23219.

               The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion are set forth in Appendix B.

               During the last five years, neither Dominion nor, to the best of its knowledge, any of the persons listed in Appendix B has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               To the best knowledge of Dominion, each of the persons listed in Appendix B is a citizen of the United States of America.

               (4) Dominion Resources.

               Dominion Resources is a holding company with utility and non-utility subsidiaries. The address of Dominion Resources' principal business and the address of its principal office are 120 Tredegar Street, Richmond, Virginia 23219.

               The present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Dominion Resources are set forth in Appendix C.

               During the last five years, neither Dominion Resources nor, to the best of its knowledge, any of the persons listed in Appendix C has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               To the best knowledge of Dominion Resources, each of the persons listed in Appendix C is a citizen of the United States of America.

CUSIP NO. 683815                                              Page 8 of 13 Pages


Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Statement is not applicable.

Item 4.   Purpose of Transaction

          Item 4 of the Statement is not applicable.

Item 5.   Interests in Securities of Issuer.

          Item 5 is hereby amended as follows:

          (a) As of May 13, 1999, neither FS Warrant, Equity Holdings, Dominion nor Dominion Resources may be deemed to beneficially own any Shares.

          (b)  Not applicable.

          (c) On May 12, 1999, FS Warrant sold 189,000 Shares at $24.815 per share and 165,000 Shares at $24.8106 per share. On May 13, 1999, FS Warrant sold 150,000 Shares at $24.875 per share, 100,000 Shares at $24.845 per share, 21,000 Shares at $24.875 per share, 20,000 Shares at $24.875 per share, and 5,000 Shares at $24.938 per share. The Shares were sold through a broker by FS Warrant on the Nasdaq National Market.

          (d) Ninety-nine percent (99%) of the proceeds from the sale of the Shares were received by the limited partner of FS Warrant, First Source Financial LLP, an Illinois registered limited liability partnership. The remaining one percent (1%) of the proceeds were received by the general partner of FS Warrant, Equity Holdings.

          (e) On May 12, 1999, FS Warrant, Equity Holdings, Dominion and Dominion Resources (the "Companies") ceased to be the beneficial owners of more than 5% of the Shares. On May 13, 1999, the Companies ceased to be the beneficial owners of any Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

          Item 6 of the Statement is not applicable.

Item 7.   Materials to be filed as Exhibits.

          Item 7 of the Statement is hereby amended as follows:

          Exhibit 16 - Agreement among the Reporting Persons as to joint filing of Schedule 13D, dated May 21, 1999.

CUSIP NO. 683815                                              Page 9 of 13 Pages


     After reasonable inquiry to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 21, 1999

                                         F.S. WARRANT, L.P.

                                         By: /s/  Hayden D. McMillian
                                         ----------------------------
                                              Name:  Hayden D. McMillian
                                              Title: Vice President


Date:  May 21, 1999

                                         FIRST SOURCE EQUITY HOLDINGS, INC.

                                         By: /s/  Hayden D. McMillian
                                             -----------------------
                                              Name:  Hayden D. McMillian
                                              Title: Vice President


Date:  May 21, 1999

                                         DOMINION CAPITAL, INC.

                                         By:  /s/ Hayden D. McMillian
                                              -----------------------
                                              Name:  Hayden D. McMillian
                                              Title: Senior Vice President


Date:  May 21, 1999

                                         DOMINION RESOURCES, INC.

                                         By:  /s/ David L. Heavenridge
                                              ------------------------
                                              Name:  David L. Heavenridge
                                              Title: Executive Vice President

CUSIP NO. 683815                                             Page 10 of 13 Pages



                                   APPENDIX A


 Executive Officers and Directors of F.S. Warrant, L.P. and First Source Equity
                                Holdings, Inc.


Name and Title; Principal Occupation or Employment
--------------------------------------------------


F.S. Warrant, L.P.
------------------

     First Source Equity Holdings, Inc. is the General Partner of F.S. Warrant, L.P. The Executive Officers and Directors of First Source Equity Holdings, Inc., are listed below.


First Source Equity Holdings, Inc.
----------------------------------

David L. Heavenridge, Director and President; President and Chief Executive Officer of Dominion Capital, Inc.; Executive Vice President of Dominion Resources, Inc.

Hayden D. McMillian, Vice President; Senior Vice President and Chief Operating Officer of Dominion Capital, Inc.

Mark P. Mikuta, Vice President; Vice President and Controller of Dominion Capital, Inc.

Henry C. Riely, Secretary; Corporate Secretary of Dominion Capital, Inc.


The business address of each of the Executive Officers and Directors listed above is 120 Tredegar Street, Richmond, Virginia 23219.

   CUSIP NO. 683815                                        Page 11 of 13 Pages


                                   APPENDIX B

           Executive Officers and Directors of Dominion Capital, Inc.

Name and Title; Principal Occupation or Employment
--------------------------------------------------

Thomas E. Capps, Chairman of the Board; Chairman of the Board, President and Chief Executive Officer of Dominion Resources, Inc.

David L. Heavenridge, President, Chief Executive Officer and Director; Executive Vice President of Dominion Resources, Inc.

Charles E. Coudriet, Senior Vice President and Chief Credit Officer

Randolph W. Wyckoff, Senior Vice President - Marketing Development

Hayden D. McMillian, Senior Vice President and Chief Operating Officer

Mark F. Mikuta, Vice President and Controller

Dennis W. Hedgepeth, Vice President and Treasurer

Jerry L. Moore, Vice President

Elizabeth J. Robison, Vice President

James M. Riis, Vice President and Chief Information Officer

Henry C. Riely, Corporate Secretary

John B. Bernhardt, Director; Retired, 8020 Quail Hollow, Suffolk, Virginia 23433; Director Dominion Resources, Inc.

Thomas N. Chewning, Director; Executive Vice President and Chief Financial Officer Dominion Resources, Inc.

John W. Harris, Director; President and Managing Partner, Harris Group, Rotunda Suite 175, 4201 Congress Street, Charlotte, North Carolina 28209; Director Dominion Resources, Inc.

Frank S. Royal, M.D., Director; East End Medical Building, 1122 North 25th Street, Suite A, Richmond, Virginia 23223; Director Dominion Resources, Inc.

Dr. Dallas Simmons, Director; President, Virginia Union University, 1500 North Lombardy Street, Richmond, Virginia 23220; Director Dominion Resources, Inc.

David A. Wollard, Director; Retired, 420 South Marion Parkway, Denver, Colorado 80209; Director Dominion Resources, Inc.

Except as noted above, the business address of each of the Executive Officers and Directors listed above is 120 Tredegar Street, Richmond, Virginia 23219.

   CUSIP NO. 683815                                        Page 12 of 13 Pages


                                   APPENDIX C

          Executive Officers and Directors of Dominion Resources, Inc.

Name and Title; Principal Occupation or Employment
--------------------------------------------------

Thomas E. Capps, Chairman of the Board, President and Chief Executive Officer of Dominion Resources, Inc.

Thomas N. Chewning, Executive Vice President and Chief Financial Officer

David L. Heavenridge, Executive Vice President

Edgar M. Roach, Jr., Executive Vice President

Thomas P. Farrell, II, Executive Vice President

James P. O'Hanlon, Executive Vice President

Robert E. Rigsby, Executive Vice President

Eva S. Teig, Senior Vice President - External Affairs & Corporate Communication

William S. Mistr, Vice President

James L. Trueheart, Senior Vice President and Controller

James F. Stutts, Vice President and General Counsel

Scott G. Hetzer, Senior Vice President and Treasurer

Patricia A. Wilkerson, Vice President and Corporate Secretary

Karen E. Hunter, Vice President of Financial Planning

William C. Hall, Vice President - Corporate Communications

John B. Adams, Jr., Director; President and Chief Executive Officer, The Bowman Companies, One Bowman Drive, Fredericksburg, Virginia 22408

John B. Bernhardt, Director; Retired, 8020 Quail Hollow, Suffolk, Virginia 23433

Dr. Benjamin J. Lambert, III, Director; Virginia State Senator and Optometrist, 904 North First Street, Richmond, Virginia 23219

Richard L. Leatherwood, Director; 3805 Greenway, Baltimore, Maryland 21218

Kenneth A. Randall, Director; 6 Whittaker's Mill, Williamsburg, Virginia 23185

Frank S. Royal, M.D., Director; East End Medical Building, 1122 North 25th Street, Suite A, Richmond, Virginia 23223

   CUSIP NO. 683815                                       Page 13 of 13 Pages


Dr. Dallas Simmons, Director; President, Virginia Union University, 1500 North Lombardy Street, Richmond, Virginia 23220

Robert H. Spilman, Director; Chairman of the Board and Chief Executive Officer, Bassett Furniture Industries, Inc., P.O. Box 880, Bassett, Virginia 24055

Judith B. Warrick, Director; Senior Advisor, Morgan Stanley & Co., Inc., 1585 Broadway, 14th Floor, New York, New York, 10036

John W. Harris, Director; Rotunda Suite 175, 4201 Congress Street, Charlotte, North Carolina 28209

David A. Wollard, Director; 420 South Marion Parkway, Denver, Colorado 80209

Except as otherwise noted, the business address of each of the Executive Officers and Directors listed above is 120 Tredegar Street, Richmond, Virginia 23219.